Westco Investment Corp.
FINANCIAL STATEMENTS

For The Year Ended September 30, 2025

With
Report of Independent Registered Public Accounting Firm

Westco Investment Corp.

Table of Contents

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SEC FILE NUMBER
8-38452

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/24 (MM/DD/YY) AND ENDING 09/30/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Westco Investment Corp.

TYPE OF REGISTRANT (check all applicable boxes):

- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

77 Hempstead Avenue
(No. and Street)

Lynbrook	NY	11563
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ana R Carter	516-593-5070	acarter@westcofinancialgroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rubio CPA, PC
(Name – if individual, state last, first, and middle name)

3500 Lenox Road NE, Ste 1500	Atlanta	GA	30326
(Address)	(City)	(State)	(Zip Code)

05/05/2009	3514
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James G. Westmacott _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Westco Investment Corp. _____, as of September 30 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *James Westmacott*
James Westmacott (Oct 23, 2025 13:44:17 EDT)
_____

Title: President
_____

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Westco Investment Corp.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Westco Investment Corp. (the "Company") as of September 30, 2025, the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2025.

December 26, 2025
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

Westco Investment Corp.

Statement of Financial Condition
As of September 30, 2025

ASSETS

Cash	$ 48,042
Accounts receivable	8,538
Prepaid expenses	557
Securities Owned	185,026
Furniture, fixtures, and equipment, less	
Accumulated depreciation of $30,951	-
TOTAL ASSETS	**$ 242,163**

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities	
Commissions payable	$ 1,601
Income taxes payable	7,300
Accounts payable and accrued expenses	4,978
Accrued compensation	1,313
Deferred Tax Liability	20,108
Total Liabilities	35,300
Shareholder's Equity	
Common stock (200 shares authorized, no par value,	
assigned value of $510, 100 shares issued and outstanding)	51,000
Paid in capital	42,800
Retained earnings	113,063
Total Shareholder's Equity	206,863
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**$ 242,163**

See Notes to Financial Statements.

Westco Investment Corp.

Statement of Operations
For the Year Ended September 30, 2025

REVENUE

Commissions	$ 40,808
Mutual fund fees	72,792
Interest and dividends	5,478
Gain from investments, net	18,842
TOTAL REVENUE	137,920

EXPENSES

Commissions, compensation, and benefits	34,757
Technology and communications	7,909
Occupancy	6,000
Other	37,022
TOTAL EXPENSES	85,688
Net Income before Income Taxes	52,232
Provision for Income Taxes	11,617
NET INCOME	$ 40,615

See Notes to Financial Statements.

Westco Investment Corp.
Statement of Changes in Shareholder's Equity
For the Year Ended September 30, 2025

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Shareholder's Equity October 1, 2024	$ 51,000	$ 42,800	$ 71,448	$ 166,248
Net Income	-	-	40,615	40,615
Shareholder's Equity September 30, 2025	$ 51,000	$ 42,800	$ 112,063	$ 206,863

See Notes to Financial Statements.

Westco Investment Corp.

Statement of Cash Flows
For the Year Ended September 30, 2025

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$ 40,615
Adjustments to Reconcile Net Income to Net	
Cash Provided by Operating Activities	
Changes in assets and liabilities:	
Change in securities owned	(24,299)
Change in accounts receivable	(4,815)
Change in prepaid expenses	(557)
Change in accounts payable and accrued expenses	(9,400)
Change in commissions payable	(233)
Change in income taxes payable	4,396
Change in accrued compensation	1,313
Change in deferred tax liability	3,848
NET CASH PROVIDED BY OPERATIONS	10,868
NET INCREASE IN CASH	10,868
CASH AT BEGINNING OF YEAR	37,174
CASH AT END OF YEAR	$ 48,042

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid for income taxes	$ 1,624

See Notes to Financial Statements.

Westco Investment Corp.
Notes to Financial Statements
September 30, 2025

Note 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Westco Investment Corp. (the "Company") began operations in 1986. The Company is a full-service broker dealer and a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation (SIPC). The Company is located in the State of New York. The Company's primary business is the brokerage of insurance and mutual funds for customers located throughout the United States.

Cash

The company maintains its bank account in a high credit quality financial institution. The balance at times may exceed federally insured limits.

Securities Owned

Investments in securities owned consist of mutual funds, exchange traded funds, and money market funds. The securities owned are valued at market value. The resulting difference between cost and market (or fair value) is included in income. Proprietary securities transactions are recorded on the trade date as if they had settled.

Furniture, Fixtures, and Equipment

Furniture, fixtures, and equipment are recorded at cost and depreciated on an accelerated method with a useful life of five to seven years.

Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and reported revenue and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Revenue Recognition

Revenue from contracts with customers includes commission and concession income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company receives commissions and concessions from its sale of mutual funds and annuities that may be paid up front, overtime, upon the investor's exit (that is, a contingent deferred sales charge, as applicable), or a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date (date of issuance for annuities). Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved.

Revenue Recognition (continued)

For variable amounts, as the uncertainty may be dependent on the value of the security at future points in time and/or the length of time the investor remains in the security both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the security and/or the investor activities are known, which are usually monthly or quarterly.

The Company recognizes commissions revenue upon issuance or renewal of insurance policies as this satisfies the only performance obligation identified by the Company.

Accounts Receivable

Accounts receivable are amounts due from mutual funds and various other investment companies and are unsecured. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review of uncollectible amounts is based on an analysis of the Company's collections experience, customer credit worthiness, and current economic trends. Based on management's review of accounts receivable no allowance for credit losses is considered necessary.

Income Taxes

The Company accounts for income taxes under Accounting Standards Codification 740, Income Taxes "ASC 740". ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial losses and the tax basis of assets and liabilities for both the expected future tax benefit to be derived from tax losses and tax credit carry forwards. ASC 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets.

In accordance with ASC 740, the Company is required to disclose unrecognized tax benefits or liabilities resulting from uncertain tax positions. At September 30, 2025, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

Note 2 – <u>INCOME TAXES</u>

The provision for income taxes is summarized as follows:

Current income tax expense	$7,769
Deferred income taxes	3,484
Income tax expense	$11,617

Deferred tax assets and liabilities are provided for significant income and expense items recognized in different years for tax and financial reporting purposes. The components of the net deferred tax liability for the year ended September 30, 2025 were as follows:

Unrealized gain on securities owned	$ 71,815
Combined federal and state tax rate	28%
Deferred tax liability	$ 20,108

Note 3 – <u>FAIR VALUE MEASUREMENT</u>

The Financial Accounting Standards Board's Accounting Standards Codification ("FASB ASC") defines fair value as the price that would be received upon sale of an asset or paid upon transfer of liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for the asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

The FASB ASC specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs). In accordance with the codification under GAAP, the following summarizes the fair value hierarchy:

<u>Level 1 Inputs</u> - Unadjusted quoted market prices for identical assets and liabilities in an active market that the Company has the ability to access.
<u>Level 2 Inputs</u> - Inputs, other than the quoted prices in active markets that are observable either directly or indirectly.
<u>Level 3 Inputs</u> - Inputs are unobservable inputs for the asset or liability developed using estimates and assumptions which reflect those that market participants would use. (The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.)

Westco Investment Corp.

Notes to Financial Statements
September 30, 2025

Note 3 – FAIR VALUE MEASUREMENT (continued)

The FASB ASC requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value, measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

The following table presents the Company's fair value hierarchy for the securities owned assets measured at fair value as of September 30, 2025:

	Level 1	Level 2	Level 3	Total
Exchange Traded Funds	$ 48,235	$ -0-	$ -0-	$ 48,235
Mutual Funds	136,057	-0-	-0-	136,057
Money Market Funds	734	-0-	-0-	734
Total	$ 185,026	$ -0-	$ -0-	$ 185,026

Note 4 - FIXED ASSETS

Fixed assets at September 30, 2025, consist of the following:

Furniture fixtures, and equipment	$ 30,951
Less accumulated depreciation	30,951
Total	$ -0-

Note 5 – TRANSACTIONS WITH RELATED PARTIES

The Company has a month-to-month lease for its office space with an entity that is wholly owned by the Company's sole shareholder. Rent expense under this arrangement for the year ended September 30, 2025 was $6,000. There are no amounts due at September 30, 2025 arising from this agreement.

Financial position and results of operations might differ from the amounts in the accompanying financial statements if this agreement did not exist.

Note 6 – SIMPLE RETIREMENT PLAN

The company has established a cash or deferred arrangement SIMPLE IRA retirement plan. The plan matches 100% of employee contributions, up to 3% of gross pay. For the year ending September 30, 2025, employer contributions to the plan totaling approximately $383 were expensed by the Company.

Note 7- <u>NET CAPITAL REQUIREMENTS</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At September 30, 2025, the Company had net capital of $182,500 which was $177,500 in excess of its required net capital of $5,000. The Company's ratio of aggregate to net capital was 0.0832 to 1.0000.

Note 8- <u>SUBSEQUENT EVENTS</u>

The Company has evaluated subsequent events through the date the financial statements were issued.

Note 9- <u>SEGMENT REPORTING</u>

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including brokerage of insurance and mutual funds. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 7), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Westco Investment Corp.
Schedule I - Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
September 30, 2025

Total shareholder's equity qualified for net capital		206,863
Deductions and/or additions:		
Add: Deferred tax related to haircuts		7,069
Non-allowable assets from Statement of Financial Condition:		
Accounts receivable		(5,624)
Prepaid expenses		(557)
Net capital before haircuts on securities positions		207,747
Less: Haircuts		(25,247)
Net capital	$	182,500

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of Aggregate Indebtedness)	$	1,013
Minimum dollar net capital requirement of reporting broker-dealer		5,000
Net capital requirement (greater of above)		5,000
Excess net capital	$	177,500
Aggregate indebtedness	$	15,192
Ratio of aggregate indebtedness to net capital		8.32%

There are no material differences between the preceding calculation and the Company's corresponding unaudited Part II A of Form X-17A-5, as amended, as of September 30, 2025.

Westco Investment Corp.

Schedule II – Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
September 30, 2025

The Firm does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3; and the Firm is filing this Exemption Report in reliance on Footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Firm has no obligation under SEC Rule 15c3-3 because it does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; does not carry accounts of or for customers; and does not carry PAB accounts. The Firm conducts business activities involving affecting securities transactions via subscriptions on a subscription was basis. We do not accept customer funds or securities and will not have possession of any customer funds or securities in connection with our activities.

Westco Investment Corp.

Schedule III – Information Relating to the Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
September 30, 2025

The Firm does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3; and the Firm is filing this Exemption Report in reliance on Footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Firm has no obligation under SEC Rule 15c3-3 because it does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; does not carry accounts of or for customers; and does not carry PAB accounts. The Firm conducts business activities involving affecting securities transactions via subscriptions on a subscription was basis. We do not accept customer funds or securities and will not have possession of any customer funds or securities in connection with our activities.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Westco Investment Corp.

We have reviewed management's statements included in the accompanying Broker Dealer's Annual Exemption Report in which (1) Westco Investment Corp. did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, (2) Westco Investment Corp. stated that it conducted business activities involving effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Westco Investment Corp. throughout the year ended September 30, 2025, without exception, and (3) Westco Investment Corp. stated that Westco Investment Corp. met the identified conditions for such reliance throughout the most recent fiscal year without exception. Westco Investment Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Westco Investment Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

December 26, 2025
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

Westco Investment Corp.
Exemption Report
For the Fiscal Year Ended September 30, 2025

We, as members of management of Westco Investment Corp. (the "Company"), are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3, but also (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (b)(2) of Exchange Act Rule 15c2-4; (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.

2. The Company conducted business activities involving effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company throughout the year ended September 30, 2025, without exception.

3. The Company met the identified conditions for such reliance throughout the period October 1, 2024, through September 30, 2025, without exception.

I, James Westmacott, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

James Westmacott
James Westmacott (Oct 23, 2025 13:44:50 EDT)
_____
Authorized Signature

_____President_____
Title

_____October 23, 2025_____
Date